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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               FINAL AMENDMENT TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       and
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

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                    ENSTAR INCOME/GROWTH PROGRAM FIVE-A, L.P.
                            (Name of Subject Company)

                      MADISON LIQUIDITY INVESTORS 104, LLC
                      MADISON/OHI LIQUIDITY INVESTORS, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                           --------------------------

                                                        Copy to:
RONALD M. DICKERMAN                                     LANCE D. MYERS, ESQ.
MADISON LIQUIDITY INVESTORS 104, LLC                    CULLEN AND DYKMAN
MADISON/OHI LIQUIDITY INVESTORS, LLC                    177 MONTAGUE STREET
P.O. BOX 7461                                           BROOKLYN, NEW YORK 11201
INCLINE VILLAGE, NEVADA 89452                           (718) 780-0048
(212) 687-0251

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


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


CUSIP NO. None                        14D-1


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      Madison Liquidity Investors 104, LLC
      134022656

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [X]

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

      WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

      [ ]

6.    Citizenship or Place of Organization

      Delaware

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,969  Madison Partnership Liquidity Investors 52, LLC
      2,154  Madison Liquidity Investors 104, LLC
         60  Gramercy Park Investments, LP
      -----
      5,183

8.    Check if the Aggregate in Row (7) Excludes Certain Shares (See
      Instructions)

      [ ]

9.    Percent of Class Represented by Amount in Row (7)

      8.7

10.   Type of Reporting Person (See Instructions)

      OO

CUSIP NO. None                        14D-1


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      Madison/OHI Liquidity Investors, LLC
      137167955

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [X]

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

      WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

      [ ]

6.    Citizenship or Place of Organization

      Delaware

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,969  Madison Partnership Liquidity Investors 52, LLC
      2,154  Madison Liquidity Investors 104, LLC
         60  Gramercy Park Investments, LP
      -----
      5,183

8.    Check if the Aggregate in Row (7) Excludes Certain Shares (See
      Instructions)

      [   ]

9.    Percent of Class Represented by Amount in Row (7)

      8.7

10.   Type of Reporting Person (See Instructions)

      OO

CUSIP NO. None                        14D-1


      This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware limited liability company, and Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company (the "Bidders"), with the Securities and Exchange Commission on February 12, 1999, relating to the tender offer by the Bidders to purchase up to 5,916 Units of limited partnership interests ("Units") at $75.00 per Unit of Enstar Income/Growth Program Five-A, L.P., a Georgia limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Bidders' Offer to Purchase dated February 10, 1999 and the related Agreement of Assignment and Transfer (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

        Item 10(f) is hereby amended and supplemented as follows:

       On March 25, 1999, the Bidders issued a press release, attached hereto as Exhibit (a)(5), announcing that the offer to purchase Units of the Partnership expired, as scheduled, at 12:00 midnight, Eastern Standard Time, on Monday, March 15, 1999. The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

      Item 11 is hereby amended and supplemented as follows:

      (a)(5) Press Release issued by the Bidders on March 25, 1999.


                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       March 25, 1999


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director

By:   /s/ RONALD M. DICKERMAN
      Ronald M. Dickerman, Managing Director


Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director

By:   /s/ RONALD M. DICKERMAN
      Ronald M. Dickerman, Managing Director


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CUSIP NO. None                        14D-1


                                  EXHIBIT INDEX

Exhibit      Description
-------      -----------
(a)(5)       Press Release issued by the Bidders on March 25, 1999.